April 7, 2025

Stephen Herbert
Chief Executive Officer
Armada Acquisition Corp. II
1760 Market Street, Suite 602
Philadelphia, PA 19103

       Re: Armada Acquisition Corp. II
           Registration Statement on Form S-1
           Filed March 26, 2025
           File No. 333-286110
Dear Stephen Herbert:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Certain Relationships and Related Party Transactions, page 148

1. We note your revised disclosure that the non-managing investors have committed, pursuant to written agreements, to purchase, indirectly through the purchase of non-
       managing membership interests in the Sponsor, an aggregate of 300,000 private placement units out of the 400,000 private placement units to be purchased by the
       Sponsor. Please disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item
       1603(a)(7) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 7, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Gerry Williams, Esq.